Exhibit 99.15

ASX Announcement	23 December 2014

ASX Code: SEA

32 Beulah Road, Norwood, South Australia 5067ACN112 202 883

Telephone:  +61 8 8363 0388 Facsimile: +61 8 8132 0766 www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Business Update

Sundance Energy Australia Ltd (ASX: SEA) is pleased to provide an update on its business and near-term strategy in light of current market price for oil.

Capital Expenditures

•                  Sundance has no long-term service contracts and ~6.0 net commitment wells required in 2015 to preserve its 20,000+ net acre leasehold in the Eagle Ford;

•                  Expected development cost per well in the Eagle Ford, inclusive of drilling, completion, facilities and gas tie-ins, has been decreased by ~$1.5MM to less than $7.0MM.  A core strategy of the Company is to continue driving down development costs;

•                  During 2015 the Company expects to drill ~10.0 net and complete ~14.0 net Eagle Ford wells and complete ~2.5 net Mississippian/Woodford wells that were drilled in 2014;

•                  The base case 2015 capital program is expected to be funded from cash flow from operations.

Production/Revenue

•                  The capital plan is expected to result in average production of ~7,800-8,500 boepd during 2015, approximately a 20% increase over its full year production during 2014;

•                  Production is expected to be ~65% oil and 35% natural gas and natural gas liquids;

•                  Realized oil prices are expected to be West Texas Intermediate (NYMEX) less $2.50-$3.00 per barrel;

•                  Hedges include ~250,000 barrels at a weighted average floor price of ~$89.93/bbl and 240,000 mcf at ~$4.14/mcf.

Cash Costs

•                  Cash operating costs, inclusive of lease operating expenses, production taxes, and general and administrative expenses, are expected to be $14-$15/boe;

•                  Cash interest expense is expected to be $2-$3/boe.

Balance Sheet

•                  The Company has adopted a low leverage business model capping debt to EBITDA at 1.5x for execution of its core business;

•                  Net debt to run rate EBITDA as of 30 November 2014 (unaudited) was ~0.9x;

•                  The Company expects to be comfortably in compliance with all debt covenants throughout 2015;

•      The Company is not currently contemplating any material acquisitions as part of its 2015 strategy.

For more information, please contact:

Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (ASX: SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford and Anadarko Basins.

A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net.

Disclaimer

Except as required by law, no representation or warranty (express or implied) is made as the fairness, accuracy, completeness, reliability or correctness of the Information, opinions and conclusions, or as to the reasonableness of any assumption contained in this document. By receiving this document and to the extent permitted by law, you release Sundance and its officers, employees, agents and associates from any liability (including, without limitation, in respect of direct, indirect or consequential loss or damage or loss or damage arising by negligence) arising as a result of the reliance by you or any other person on anything contained in or omitted from this document.

Summary Information

The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them.

Forward Looking Statements

This presentation includes forward-looking statements.  These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.